From the Desk of

Laurence J. Pino, Esquire

February 7, 2019

Via Edgar and E-mail

Ms. Jennifer Gowetski

Senior Counsel

Office of Real Estate & Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC

20549

Mail Stop 3233

Re:	Tuscan Gardens Senior Living Communities, Inc.

Amendment No. 5 to

Draft Offering Statement on Form 1-A

Submitted February 1, 2019

CIK No. 0001746666

Dear Ms. Gowetski,

This letter is submitted on behalf of our client Tuscan Gardens Senior Living Communities, Inc. (the “Company”), regarding the Company’s non-public submission of Amendment No. 5 to its offering statement on Form 1-A, filed February 1, 2019 (“Offering Statement”).

The following are the Company’s clarifications to the Offering Statement based on recent conversations with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), referencing where appropriate, the revisions made in Amendment No. 6 to the Form 1-A which was publicly filed on or about the date of this letter. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

DESCRIPTION OF BUSINESS

Taking into account the Staff’s telephonic comments regarding the references to “wholly-owned” Company affiliates and the raising of equity from third-party investors, we have modified the “Company Affiliates’ Current Ownership Interests in Senior Living Facilities” sections to clarify that these affiliates are in fact wholly-owned, and hold 100% control and 100% ownership of common, voting, equity interests, with further clarification as and where appropriate that third-party investors’ equity investments are in the “form of non-voting, preferred membership interests”.

I hope this response letter and the amendments to the above referenced Amendment No. 6 filing adequately address the issues raised in recent conversations with your office.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 206-6511.

Sincerely,

/s/Laurence J. Pino, Esq., for the firm

PINO NICHOLSON PLLC